SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 2nd, 2007

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis enhances its vaccine pipeline by gaining access to Intercell’s key technologies and vaccines programs

•                  Comprehensive alliance broadens Novartis Vaccines portfolio by providing continuous access to more than 10 Intercell projects in preclinical and early-stage development for upfront payment of EUR 270 million, including  equity investment

•                  Eligible candidates include IC43 for prevention of hospital-acquired pseudomonas infections and IC47 for prevention of pneumonia infections

•                  Alliance expands Novartis leadership in adjuvanted vaccines through exclusive rights to further develop IC31 adjuvant in influenza – designed to enhance effectiveness

•                  Novartis to assume responsibility for Phase III development, manufacturing and commercialization for any projects chosen after Phase II trials

Basel, July 2, 2007 – Novartis and Intercell AG have formed one of the vaccines industry’s most comprehensive and innovative strategic alliances, combining the research, development, manufacturing and commercialization capabilities of Novartis with Intercell’s unique research skills and highly-respected pipeline.

Several unpartnered projects in the existing Intercell R&D portfolio, which currently includes more than 10 potential projects for which Novartis may choose for further development, will further strengthen the efforts of Novartis to building a broad range of vaccines to prevent life-threatening viral and bacterial diseases as well as strengthen its range of influenza vaccines.

Novartis has also secured opt-in rights to all future vaccine candidates discovered by Intercell during the long-term collaboration. The Austrian biotechnology company is focused on novel vaccines for prevention and treatment of infectious diseases with substantial unmet medical need.

“This novel alliance will further leverage the potential of various Intercell vaccine candidates with the research, development, manufacturing and commercialization expertise of Novartis,” said Jörg Reinhardt, CEO of Novartis Vaccines and Diagnostics. “We are pleased to have reached this alliance with Intercell, which shares our vision of science in vaccines and is widely regarded as having one of the most innovative pipelines.”

Among the various Intercell projects eligible to Novartis are the IC43 vaccine candidate for use in patients with hospital-acquired pseudomonas infections, which is now in Phase II trials and will expand the range of nosocomial vaccines in the Novartis pipeline, and the pre-clinical vaccine IC47 against pneumonia infections in the elderly and infants.

Pseudomonas is a life-threatening infection considered the fourth most common nosocomial pathogen and accounts for at least 10% percent of all hospital-acquired infections – particularly in burn victims, according to the US Centers for Disease Control and Prevention (CDC).  IC47 is a next-generation vaccine in development for the prevention of diseases related to streptococcus pneumoniae, such as pneumonia or otitis media (ear infection).

This new collaboration with Intercell comes after Novartis signed in 2006 a marketing and distribution agreement with Intercell for IC51, a new vaccine currently in Phase III trials for use in preventing infections from the Japanese Encephalitis virus.

The alliance will specifically focus on the development of vaccines derived from Intercell’s Antigen Identification Program (AIP), including IC31 adjuvant technology in selected areas. Intercell’s AIP approach is complementary to the Reverse Vaccinology system used by Novartis, which selects vaccine candidates based on highly conserved antigen sequences.

Intercell has responsibility for all costs through the end of Phase II clinical trials, while Novartis will assume responsibilities for Phase III development, manufacturing and commercialization for any projects chosen during the collaboration.

Novartis has also gained exclusive rights to further develop the next-generation IC31 adjuvant for use in enhancing the effectiveness of influenza vaccines. An influenza vaccine formulated with this adjuvant began Phase I trials in June 2007. Rights have also been gained to develop IC31 in other disease areas.

The development of IC31 in influenza vaccines will further strengthen the leadership of Novartis in adjuvant technology. Novartis has the proprietary adjuvant MF59, which has been shown in influenza vaccines to boost the body’s immune system and enhance protection with a lower dose of a viral antigen than other vaccines.

The complementary research approaches of both companies will also allow for the combination of various research efforts to leverage existing assets in key areas, including efforts to develop  therapeutic vaccines for patients infected with the Hepatitis C virus.

Financial terms of the agreement

Novartis will make an upfront payment of EUR 270 million to Intercell for exclusive opt-in rights for any existing unpartnered vaccine project or any future projects following the completion of Phase II clinical trials. This upfront payment includes the purchase of 4.8 million new Intercell shares at a premium to the market price, which will increase the equity stake in Intercell to 16.1% from the current 6.1% acquired at the time of the IC51 vaccine agreement in 2006. The agreement is subject to customary regulatory approvals, including in the United States.

About Novartis

Novartis Vaccines and Diagnostics is a division of Novartis focused on the development of preventive treatments and tools. The division has two activities: Novartis Vaccines and Chiron. Novartis Vaccines is the world’s fifth-largest manufacturer and second-largest supplier of influenza vaccines in the US. The division’s products include influenza, meningococcal, pediatric and travel vaccines. Chiron, the blood testing and molecular diagnostics business, is dedicated to preventing the spread of infectious diseases through the development of novel blood-screening tools. For more information, please visit http://www.novartisvaccines.com

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative-products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100,000 associates and operate in over 140 countries around the world.

For more information, please visit http://www.novartis.com

Disclaimer

This release contains certain forward-looking statements, relating to the Novartis Group’s business, which can be identified by the use of forward-looking terminology such as “will pay,” “will increase,” “will allow,” “prevent,” “leverage,” or similar expressions, or by express or implied discussions regarding potential development, marketing approvals, commercialization or indications or future sales of IC31, IC43 and IC47. Such forward-looking statements reflect the current views of Novartis regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results with IC31, IC43, IC47 and other potential vaccine development candidates from Intercell to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that IC31, IC43, IC47 or any other potential vaccine candidates will be approved for any indications in any market or that these vaccines will reach any particular sales levels. In particular, management’s expectations regarding these vaccines and/or the  proprietary cell culture technology of Novartiscould be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analysis of existing clinical data and new clinical data; competition in general; the ability of Novartis to obtain or maintain patent or other proprietary intellectual property protection; increased government, industry, and general public pricing pressures; and other risks and factors referred to in the Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

# # #

Novartis Media Relations

John Gilardi Novartis Global Media Relations +41 61 324 3018 (direct) +41 79 596 1408 (mobile) john.gilardi@novartis.com	Eric Althoff Novartis Vaccines & Diagnostics +1-510-923-3301(US direct) +1-510-387-7604(US Mobil) +41-79-593 4202 (CH mobile) eric.althoff@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

International		North America
Ruth Metzler-Arnold	+41 61 324 7944	Ronen Tamir	+1 212 830 2433
Katharina Ambühl	+41 61 324 5316	Jill Pozarek	+1 212 830 2445
Nafida Bendali	+41 61 324 3514	Edwin Valeriano	+1 212 830 2456
Jason Hannon	+41 61 324 2152
Thomas Hungerbuehler	+41 61 324 8425
Richard Jarvis	+41 61 324 4353

e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: July 2nd, 2007	By:	/s/ Malcolm B. Cheetham

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting